

April 11, 2011

Mr. Douglas J. Wetmore
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

> **Re:** **Griffon Corporation**
> **Form 8-K/A**
> **Filed November 12, 2010**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 15, 2020**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **Filed February 3, 2011**
> **Response Letter Dated March 28, 2011**
> **File No. 1-06620**

Dear Mr. Wetmore:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations

Business Segments, page 32

1.   We note your response to our prior comment number 8. Your proposed disclosures
        indicate that you evaluate performance and allocate resources based on each segment's
        operating results before interest income or expense, income taxes, depreciation and
        amortization, and certain non-recurring items of income or expense. It appears to us that
        this proposed disclosure contradicts your segment footnote disclosure since you present
        segment measures that appear to include depreciation and amortization and items you
        identify as non-recurring. Your proposed disclosures also identify items as "non-
        recurring" items of income or expense even though those items have occurred in more
        than one period. Please revise your proposed disclosures to address these
        inconsistencies. Also, based on the reconciliation you present, please revise your
        proposed disclosures to disclose and discuss changes in any other reconciling items not
        already addressed in MD&A, including unallocated costs.

Critical Accounting Policies
Goodwill, Long-Lived Intangible and Tangible Assets and Impairment, page 43

2.   In your response to our prior comment number 12 you refer to three reporting units;
        however, your response also indicates that ATT is an operating segment. Please confirm
        to us that subsequent to your acquisition of ATT you have at least four reporting units.

Financial Statements

Note 20- Business Segment, page 89

3.   We note your response to our prior comment number 17. Based on your disclosures it
        appears that Clopay Business Products (CBP) is engaged in the manufacture and sale of
        garage and sectional doors. It further appears that Ames True Temper (ATT) is engaged
        in the manufacture and sale of non-powered landscaping products including long handle
        tools, striking tools, garden and hose reels, etc. Please explain to us in greater detail why
        you believe the nature of these products and their production processes are similar and
        warrant aggregation as a single reportable segment. Also, please explain to us in greater
        detail how you determined that these two operating segments have similar economic
        characteristics.

Form 8-K/A Filed November 12, 2010

Pro Forma Adjustments, page 5

4.   We note your response to our prior comment number 27. Please note that it is generally inappropriate to modify historical financial statements related to an acquisition under Rule 11-02 of Regulation S-X, except in certain carve-out transactions. It remains unclear to us why you believe historical transactions reflected in ATT's financial statements meet the criteria for pro forma adjustment. Please modify your pro forma presentation to remove these adjustments or provide us additional information that supports each pro forma adjustment, including the specific nature of the costs being eliminated and your basis for determining each adjustment complies with Article 11 of Regulation S-X.

Closing Comments

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        W. John Cash
                                        Branch Chief